November 5, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GlycoMimetics, Inc. (the “Company”) – Request for Acceleration

Registration Statement on Form S-1 (File No. 333-191567)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. Eastern Time on November 7, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 3,105 copies of the Company’s Preliminary Prospectus dated October 28, 2013 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as Representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Jefferies LLC Barclays Capital Inc.

As Representatives of the several Underwriters

By:	Jefferies LLC

	By:	/s/ Ashley Delp
	Name:	Ashley Delp
	Title:	Managing Director

By:	Barclays Capital Inc.

	By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President